As filed with the Securities and Exchange Commission on February 2, 2001


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                               Amendment No. 2 To

                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                       The Langer Biomechanics Group, Inc.
                       (Name of Subject Company (Issuer))

                         OrthoStrategies Acquisition Corp.
                              OrthoStrategies, Inc.
                                Andrew H. Meyers
                                 Gregory Nelson
                               Warren B. Kanders
                        (Name of Filing Persons (Offerors))

                          COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)

                                  515-707-10-7
                      (CUSIP Number of Class of Securities)

                                Andrew H. Meyers
                                    President
                              OrthoStrategies, Inc.
                                 31 The Birches
                         Roslyn Estates, New York 11576
                                 (516) 481-9178
            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   ----------

                                 with a copy to:
                             Lawrence Levinson, Esq.
                             Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016
                                 (212) 592-1400

                                   ----------

                            Calculation of Filing Fee
================================================================================
Transaction valuation (1)                                  Amount of filing fee
--------------------------------------------------------------------------------
      $2,988,826                                                   $597.77
================================================================================

(1) Based on the offer to purchase a maximum of 1,959,886 shares of common stock of The Langer Biomechanics Group, Inc. at a purchase price of $1.525 per share.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                   Filing Party: N/A
Form or Registration No.: N/A                                   Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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


      This Amendment No. 2 to the Tender Offer Statement on Schedule TO dated January 10, 2001, relating to the offer by OrthoStrategies Acquisition Corp., a New York corporation ("Purchaser") and wholly-owned subsidiary of OrthoStrategies, Inc., a New York corporation ("OrthoStrategies"), to purchase a maximum of 1,959,886 shares of common stock, par value $.02 per share (the "Shares"), of The Langer Biomechanics Group, Inc., a New York corporation ("Langer"), at a price of $1.525 per Share, net to the seller in cash, is being filed to confirm, by their signatures hereto, the participation of Andrew H. Meyers, Greg Nelson and Warren B. Kanders as "Offerors" in the tender offer which is the subject of the Tender Offer Statement dated January 10, 2001, filed by Purchaser and OrthoStrategies.

Item 12. Exhibits.

      The following are attached as exhibits to this Schedule TO:

       Exhibit (a)(1)      Offer to Purchase, dated January 10, 2001.*
       Exhibit (a)(2)      Letter of Transmittal.*
       Exhibit (a)(3)      Notice of Guaranteed Delivery.*
       Exhibit (a)(4)      Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.*
       Exhibit (a)(5)      Form of Letter to brokers, dealers, commercial banks,
                           trust companies and other nominees.*
       Exhibit (a)(6)      Form of Letter to be used by brokers, dealers,
                           commercial banks, trust companies and other nominees
                           to their clients.*
       Exhibit (a)(7)      Summary newspaper advertisement, dated January 10,
                           2001, as published in The New York Times.*
       Exhibit (a)(8)      Supplement dated January 31, 2001 to Offer to
                           Purchase dated January 10, 2001.*
       Exhibit (b)         None.
       Exhibit (d)(1)(A)   Tender Offer Agreement, dated as of December 28,
                           2000, between OrthoStrategies, OrthoStrategies
                           Acquisition Corp. ("Purchaser") and Langer*
       Exhibit (d)(1)(B)   Shareholders Agreement, dated as of December 28,
                           2000, among OrthoStrategies, Purchaser, Langer,
                           Kenneth Granat, Stephen V. Ardia, Justin Wernick,
                           Thomas I. Altholz, Donald Cecil, Daniel J. Gorney,
                           Trigran Investments, L.P., Kenneth Granat 1990 Family
                           Trust and The Granat Family Limited Partnership.*
       Exhibit (d)(1)(C)   Form of Option Agreement between Langer and
                           OrthoStrategies*
       Exhibit (d)(1)(D)   Form of Registration Rights Agreement between Langer
                           and OrthoStrategies*
       Exhibit (d)(1)(E)   Form of Employment Agreement between Langer and
                           Andrew H. Meyers*
       Exhibit (d)(1)(F)   Option Agreement, dated as of December 28, 2000,
                           between Langer and Andrew H. Meyers*
       Exhibit (d)(1)(G)   Form of Consulting Agreement between Langer and
                           Kanders & Company, Inc.*
       Exhibit (d)(1)(H)   Form of Option Agreement between Langer and Kanders &
                           Company, Inc.*
       Exhibit (d)(1)(I)   Form of Registration Rights Agreement between Langer
                           and Kanders & Company, Inc.*
       Exhibit (d)(1)(J)   Form of Indemnification Agreement between Langer and
                           Kanders & Company, Inc.*
       Exhibit (d)(1)(K)   Letter Agreement dated as of December 28, 2000, among
                           OrthoStrategies, OrthoStrategies Acquisition Corp.,
                           Langer and Stephen V. Ardia, Thomas I. Altholz,
                           Justin Wernick and Kenneth Granat*
       Exhibit (d)(1)(L)   Commitment Letter, dated as of December 28, 2000,
                           between OrthoStrategies, Purchaser, Andrew H. Meyers,
                           Greg Nelson and Kanders & Company, Inc.*
       Exhibit (d)(1)(M)   Guaranty, dated as of December 28, 2000, of Andrew H.
                           Meyers*
       Exhibit (d)(1)(N)   Form of Lock-Up Agreement between Andrew H. Meyers,
                           Kanders & Company, Inc. and Langer*
       Exhibit (d)(2)(O)   Letter Agreement, dated as of December 28, 2000,
                           between Langer and Daniel Gorney*




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


       Exhibit (d)(1)(P)   Letter Agreement, dated as of December 28, 2000,
                           between Langer and Thomas Archbold*
       Exhibit (d)(1)(Q)   Letter Agreement, dated as of December 28, 2000,
                           between Langer and Ronald J. Spinelli*
       Exhibit (d)(1)(R)   Assignment of Rights Agreement, dated December 28,
                           2000, among OrthoStrategies, Andrew H. Meyers, Greg
                           Nelson and Kanders & Company, Inc.
       Exhibit (d)(1)(S)   Best Efforts Agreement among OrthoStrategies, Andrew
                           H. Meyers, Greg Nelson and Kanders & Company, Inc.*
       Exhibit (d)(1)(T)   Loan Enhancement Agreement, dated December 28, 2000,
                           among Andrew H. Meyers, Kanders & Company Inc. and
                           Langer Partners, LLC.*
       Exhibit (d)(1)(U)   Assignment and Assumption Agreement, dated January
                           29, 2001, between Kanders & Company, Inc. and Warren
                           B. Kanders.*
       Exhibit (d)(1)(v)   Text of Press Release issued by OrthoStrategies on
                           January 31, 2001*
       Exhibit (d)(2)      None.
       Exhibit (d)(3)      None.
       Exhibit (d)(4)      None.
       Exhibit (d)(10)     None.
       Exhibit (g)         None.
       Exhibit (h)         None.


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*  Previously filed.

Item 13. Information Required by Schedule 13E-3.

      Not applicable.


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


                                    SIGNATURE

      After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: February 2, 2001                     OrthoStrategies Acquisition Corp.

                                           By: /s/ Andrew H. Meyers
                                               -----------------------------
                                               Name:  Andrew H. Meyers
                                               Title: President

Date: February 2, 2001                     OrthoStrategies, Inc.

                                           By: /s/ Andrew H. Meyers
                                               -----------------------------
                                               Name:  Andrew H. Meyers
                                               Title: President

Date: February 2, 2001                         /s/ Andrew H. Meyers
                                               -----------------------------
                                               Andrew H. Meyers

Date: February 2, 2001                         /s/ Gregory Nelson
                                               -----------------------------
                                               Gregory Nelson


Date: February 2, 2001                         /s/ Warren B. Kanders
                                               -----------------------------
                                               Warren B. Kanders



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